SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 25, 2004

                              ____________________

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:


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Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.
Subject: MV INVESTMENTS N.V. SOLD 3,690 MILLION ORDINARY TURKCELL SHARES

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.
Subject: MV INVESTMENTS N.V. ENDORSES ITS 0.66% TURKCELL SHARES IN BLANK

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.
Subject: FITCH UPGRADES TURKCELL'S SENIOR UNSECURED LOCAL CURRENCY RATING TO
"BB-"

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    TURKCELL ILETISIM HIZMETLERI A.S.


Date:  October 25, 2004             By:  /s/ MUZAFFER AKPINAR
                                         ------------------------
                                         Name:   Muzaffer Akpinar
                                         Title:  Chief Executive Officer